Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

PROXY
Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
on January 5, 2026 at 10:00 a.m., Beijing Time

(January 4, 2026, at 9:00 p.m. Eastern Time)

The undersigned hereby appoints Mr. Haogang Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Global Mofy AI Limited (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6, and 7.

Proposal 1	By an ordinary resolution, to approve the appointment of Golden Ocean FAC PAC as the Company’s independent registered public accounting firm for the fiscal year ending on September 30, 2025.
	☐ For	☐ Against	☐ Abstain
Proposal 2

By an ordinary resolution, to re-appoint appoint five directors, Haogang Yang, Chen CHEN, Jie Zhang, Rui DONG, and Xiaohong Qi, to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association.

Haogang Yang	☐ For	☐ Against	☐ Abstain
Chen CHEN	☐ For	☐ Against	☐ Abstain
Jie Zhang	☐ For	☐ Against	☐ Abstain
Rui DONG	☐ For	☐ Against	☐ Abstain
Xiaohong Qi	☐ For	☐ Against	☐ Abstain
Proposal 3	By a special resolution, to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”).
	☐ For	☐ Against	☐ Abstain
Proposal 4

By an ordinary resolution, that

A.     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i.       all of the authorized, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company be consolidated, at any one time or multiple times during a period of up to three (3) years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii.      no fractional shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; and

iii.     any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B.      any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

	☐ For	☐ Against	☐ Abstain
Proposal 5

By an ordinary resolution, (A) conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine at any one time during a period of up to three (3) years from the date of the Meeting, that the Company’s authorized share capital is hereby authorized to be increased from US$1,020,000 divided into 30,000,000,000 Class A ordinary shares of par value US$0.00003 each, and 4,000,000,000 Class B ordinary shares of par value US$0.00003 each, up to a maximum of US$100,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value as a result of the Share Consolidation(s) (if any) at a ratio of 7.5 Class A ordinary shares for every 1 Class B ordinary share (the “Share Capital Increase”), and (B) any one director or officer of the Company be and is hereby authorised for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Capital Increase, if and when deemed advisable by the Board in its sole discretion.

	☐ For	☐ Against	☐ Abstain
Proposal 6

By a special resolution, subject to and immediately following a Share Consolidation and/or the Share Capital Increase being effected, to adopt a further Amended and Restated Memorandum of Association of the Company, in substitution for, and to the entire exclusion of, the Amended and Restated Memorandum of Association of the Company then currently in effect, to reflect the relevant Share Consolidation and/or the Share Capital Increase.

	☐ For	☐ Against	☐ Abstain
Proposal 7

By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2025

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.      Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).